UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 23, 2018

PENN NATIONAL GAMING, INC.

Commission file number 0-24206

Incorporated Pursuant to the Laws of the Commonwealth of Pennsylvania

IRS Employer Identification No. 23-2234473

825 Berkshire Blvd., Suite 200
Wyomissing, PA 19610

610-373-2400

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.                                        Entry into a Material Definitive Agreement.

On February 23, 2018, Penn National Gaming, Inc. (“Penn” or the “Company”) entered into that certain First Amendment (the “First Amendment”), among Penn, certain subsidiaries of Penn party thereto as guarantors (the “Guarantors”), each consenting lender and Bank of America, N.A., as letter of credit lender, swingline lender, administrative agent and collateral agent (the “Administrative Agent”), which amended the Amended and Restated Credit Agreement dated as of January 19, 2017, among Penn, the Guarantors, the lenders party thereto and the Administrative Agent.

The First Amendment provides for amendments (the “Closing Amendments”) to the Amended and Restated Credit Agreement that take effect on the date of the consummation of the acquisition (the “Acquisition”) by Penn of all issued and outstanding equity interests in Pinnacle Entertainment, Inc. (“Pinnacle”) pursuant to the Agreement and Plan of Merger dated as of December 17, 2017 among Penn, a wholly owned subsidiary of Penn and Pinnacle (the “Acquisition Agreement”). If the Acquisition is not consummated and the Acquisition Agreement is terminated in accordance with its terms, the First Amendment provides for a more limited set of amendments to take effect on or following the date of such termination, which amendments are referred to herein as the “Termination Amendments”.

The Closing Amendments, among other things, extend the maturity date of the revolving credit facility and the term loan A credit facility, increase Penn’s secured debt capacity, permit up to $100 million of borrowings under the revolving credit facility on limited conditionality in connection with the Acquisition, add flexibility to certain covenants and modify the maximum consolidated total net leverage ratio covenant and maximum consolidated senior secured net leverage ratio covenant.

The Termination Amendments, among other things, add flexibility to certain covenants.

In connection with the First Amendment, Penn entered into the Second Amended and Restated Commitment Letter (the “Second Amended and Restated Commitment Letter”), dated as of February 23, 2018, between Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs Bank USA, Fifth Third Bank, U.S. Bank National Association, Wells Fargo Securities, LLC, Wells Fargo Bank, National Association, Citizens Bank, N.A., SunTrust Robinson Humphrey, Inc., SunTrust Bank, TD Securities (USA) LLC, The Toronto-Dominion Bank, New York Branch, TD Bank, N.A. and Manufacturers and Traders Trust Company (collectively, the ‘‘Commitment Parties’’) and Penn.  Pursuant to the Second Amended and Restated Commitment Letter, the Commitment Parties have provided commitments for a $430,174,375 senior secured term loan A facility, a $1,169,825,625 senior secured term loan B facility and a $380,000,000 unsecured bridge facility in connection with the Acquisition.

A copy of the First Amendment is filed herewith as Exhibit 10.1 and is incorporated in this Item 1.01 by reference. The foregoing description of the First Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the First Amendment.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off- Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 hereof to the extent it relates to a material direct financial obligation of Penn is incorporated herein by reference.

Important Additional Information

In connection with the proposed transaction, on February 8, 2018, Penn filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that contains a preliminary joint proxy statement of Penn and Pinnacle and also constitutes a preliminary prospectus of Penn (the “joint proxy statement/prospectus”).  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Penn and stockholders of Pinnacle.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF PENN AND STOCKHOLDERS OF PINNACLE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors may obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Penn and Pinnacle, without charge, at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Penn can be obtained, without charge, by directing a request to Justin Sebastiano, Penn National Gaming, Inc., 825 Berkshire Boulevard, Suite 200, Wyomissing, Pennsylvania 19610, Tel. No. (610) 401-2029. Copies of the documents filed with the SEC by Pinnacle can be obtained, without charge, by directing a request to Vincent Zahn, Pinnacle Entertainment, Inc., 3980 Howard Hughes Parkway, Las Vegas, Nevada 89169, Tel. No. (702) 541-7777.

Participants in the Solicitation

Penn, Pinnacle, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Penn’s directors and executive officers is available in Penn’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 24, 2017, and its proxy statement for its 2017 Annual Meeting, which was filed with the SEC on April 25, 2017. Information regarding Pinnacle’s directors and executive officers is available in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 28, 2017, and its proxy statement for its 2017 Annual Meeting, which was filed with the SEC on March 14, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus of Penn and Pinnacle filed with the SEC and will be contained in the definitive joint proxy statement/prospectus of Penn and Pinnacle and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, Penn’s and Pinnacle’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “target,” “goal,” or similar expressions, or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements including:  risks related to the acquisition of Pinnacle by Penn and the integration of the businesses and assets to be acquired; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the risk that the financing required to fund the transaction is not obtained on the terms anticipated or at all; the possibility that the Boyd Gaming Corporation and/or GLPI deals do not close in a timely fashion or at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; potential litigation challenging the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or issues arising from, the integration of the two companies; the possibility that the anticipated divestitures are not completed in the anticipated timeframe or at all; the possibility that additional divestitures may be required; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; litigation relating to the transaction; risks associated with increased leverage from the transaction; and other factors discussed in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Penn’s and Pinnacle’s respective most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K as filed with the SEC.  Other unknown or unpredictable factors may also cause actual results to differ materially from those projected by the forward-looking statements. Most of these factors are difficult to anticipate and are generally beyond the control of Penn and Pinnacle.  Neither Penn nor Pinnacle undertakes any obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required to do so by law.

Item 9.01.                                        Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

10.1

First Amendment to Amended and Restated Credit Agreement dated as of February 23, 2018, among Penn, certain subsidiaries of Penn party thereto as guarantors, each consenting lender and Bank of America, N.A., as letter of credit lender, swingline lender, administrative agent and collateral agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 28, 2018	PENN NATIONAL GAMING, INC.

	By:	/s/ Timothy J. Wilmott
	Name:	Timothy J. Wilmott
	Title:	Chief Executive Officer